November 2012
Pricing Sheet dated November 29, 2012 relating to
Preliminary Terms No. 424 dated November 8, 2012
Registration Statement No. 333-178081
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Dual Directional Trigger PLUS Based on the Performance of the PHLX Oil Service SectorSM Index due November 26, 2014
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – NOVEMBER 29, 2012
Issuer:	Morgan Stanley
Maturity date:	November 26, 2014
Valuation date:	November 21, 2014, subject to postponement for non-index business days and certain market disruption events
Underlying index:	PHLX Oil Service SectorSM Index
Aggregate principal amount:	$2,400,000
Payment at maturity:
If the final index value is greater than the initial index value:
$10 + leveraged upside payment
In no event will this amount exceed the stated principal amount plus the maximum leveraged upside payment.
If the final index value is less than or equal to the initial index value but is greater than or equal to the trigger level:
$10 + ($10 x absolute index return)
In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying index.  In no event will this amount exceed the stated principal amount plus $2.00.
If the final index value is less than the trigger level:
$10 × index performance factor
This amount will be less than the stated principal amount of $10, and will represent a loss of at least 20%, and possibly all, of your investment.

Leveraged upside payment:	$10 x leverage factor x index percent change
Leverage factor:	150%
Index percent change:	(final index value – initial index value) / initial index value
Absolute index return:	The absolute value of the index percent change. For example, a –5% index percent change will result in a +5% absolute index return.
Index performance factor:	final index value / initial index value
Initial index value:	217.75, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Maximum leveraged upside payment:	$2.35 per Trigger PLUS (23.5% of the stated principal amount)
Trigger level:	174.20, which is 80% of the initial index value
Stated principal amount / Issue price:	$10 per Trigger PLUS (see “Commissions and issue price” below)
Pricing date:	November 29, 2012
Original issue date:	December 4, 2012 (3 business days after the pricing date)
CUSIP / ISIN:	61761H301 / US61761H3012
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer
Per Trigger PLUS	$10.00	$0.225	$9.775
Total	$2,400,000	$54,000	$2,346,000

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor.  The lowest price payable by an investor is $9.925 per Trigger PLUS.  Please see “Syndicate Information” on page 13 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.225 for each Trigger PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

“Nasdaq®”, “OMX®”, “Philadelphia Oil Service SectorSM” and “OSXSM” are registered trademarks or service marks of The NASDAQ OMX Group, Inc. (which, with its affiliates, is referred to as the “Corporations”) and have been licensed for use by Morgan Stanley and its affiliates.  The securities have not been passed on by the Corporations as to their legality or suitability.  The securities are not issued, endorsed, sold or promoted by the Corporations.
The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 424 dated November 8, 2012
Product Supplement for PLUS dated August 17, 2012                Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.